Exor

Amsterdam, 24 March 2022

EXOR'S BOARD OF DIRECTORS APPROVES 2021 RESULTS

€ million	31/12/2021	31/12/2020	Change
Exor's Net Asset Value (NAV)	31,069	24,041	7,028

Exor Group – Consolidated data prepared in shortened form[(a)]			
€ million	2021	2020	Change
Profit (loss) attributable to owners of the parent	1,717	(30)	1,747

€ million	31/12/2021	31/12/2020	Change
Equity attributable to owners of the parent	16,759	13,090	3,669
Consolidated net financial position of Exor's Holdings System	(3,924)	(3,251)	(673)

(a) Basis of preparation indicated in the attached statements

The Exor Board of Directors' meeting, chaired by John Elkann, approved today the 2021 Annual Report, which will be submitted for adoption to the Annual General Meeting of Shareholders on 24 May 2022.

❖ NET ASSET VALUE (NAV)

At 31 December 2021 Exor's NAV was €31,069 million compared to €24,041 million at 31 December 2020. At 31 December 2021 Exor's NAV per share amounted to €132.41, compared to €102.08 at 31 December 2020, an increase of €30.33/share or 29.7%. This compares to an increase of 29.3% for the MSCI World Index in Euro.

At 31 December 2021, listed equity investments and other securities are valued at official market prices; unlisted equity investments are valued at fair value, which can be either (i) determined annually by an independent expert, (ii) based on a recent round or arms-length transaction or (iii) at cost if the investment has been completed recently.

A detailed breakdown of the NAV is attached to the press release.

The change in the NAV per share compared to the MSCI World Index in 2021 is presented on the next page.

Exor N.V.
Gustav Mahlerplein 25,
1082 MS Amsterdam,
The Netherlands
www.exor.com

Media
Tel. +31 (0)20 240 2 221
media@exor.com

Investor Relations
Tel. +31 (0)20 240 2 222
ir@exor.com

Change in NAV per share compared to the MSCI World Index in Euro


140
130
120
110
100
90
+29.7%
+29.3%
31 Dec 2020
31 Mar 2021
30 Jun 2021
30 Sep 2021
31 Dec 2021
Exor NAV per share in Euro
MSCI World in Euro

❖ SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

RESULT: Exor closed the year 2021 with a consolidated profit of €1,717 million; the year 2020 ended with a consolidated loss of €30 million (mainly due to the negative impact of the COVID-19 pandemic on the overall performances of the subsidiaries). The net change of €1,747 million is mainly attributable to the improvement of the performances of the operating companies (€3,009 million), partially offset by the effect of the settlement reached by Exor with the Italian Tax Authorities ("Agenzia delle Entrate") for €744 million recognized in tax expenses (of which €101 million as interest expense) and a non-recurring loss (€504 million) arising from the deconsolidation of FCA, following the merger with PSA.

EQUITY: At 31 December 2021 the consolidated equity attributable to owners of the parent amounts to €16,759 million with a net increase of €3,669 million, compared to €13,090 million at 31 December 2020.

NET FINANCIAL POSITION: The consolidated net financial position of the Holdings System at 31 December 2021 is a negative €3,924 million and reflects a negative change of €673 million compared to the negative financial position of €3,251 million at 31 December 2020, mainly due to dividends received from investments (€1,208 million), more than offset by investments (€1,335 million) and dividend distributed (€100 million).

Exor

❖ DIVIDENDS

The Board of Directors has put forward a proposal to present for adoption to the Annual General Meeting of Shareholders the 2021 Annual Report, as well as to approve the payment of a €0.43 dividend in respect of each issued and outstanding share as of the record date, for a total of approximately €99 million. In 2021, Exor paid a €0.43 dividend per share for a total amount of approximately €100 million. The proposed dividend, to be approved by the Annual General Meeting of Shareholders, will become payable on 22 June 2022 (ex-dividend date 20 June 2022) and will be paid to the shareholders of record as of 21 June 2022 (record date).

❖ SIGNIFICANT EVENTS IN THE SECOND HALF OF 2021

Significant events below refer to EXOR N.V. and the Holdings System as defined in the Annual Report.

Increase in the investment in Exor Seeds

During the second half of 2021 Exor increased its investment in Exor Seeds by $137 million (€119 million). In 2021 the total increase was $284 million (€241 million).

Juventus Football Club capital increase

On 25 August 2021, Juventus board of directors proposed a capital increase for a total amount of €400 million, approved by the extraordinary shareholders' meeting on 29 October 2021. The capital increase was completed at the end of 2021 with a full subscription.

Exor subscribed its quota of the capital increase for a total of €255 million, of which €75 million paid on 27 August 2021 and the remaining €180 million paid on 9 December 2021.

Exor currently owns 63.77% of the share capital and 77.87% of the voting rights in Juventus.

Definitive agreement for the sale of PartnerRe signed by Exor and Covéa

On 16 December 2021 Exor and Covéa signed definitive agreement to sell PartnerRe, the global reinsurer wholly-owned by Exor.

The agreed cash consideration of $9.0 billion to be paid by Covéa at closing of the transaction is based on a consolidated common shareholders' equity value of $7.0 billion. Preferred Shares issued by PartnerRe and listed on the NYSE are not part of the transaction.

Subject to obtaining approvals from the applicable regulatory and competition authorities, it is expected that the transaction will be completed in mid-2022.

Following a successful closing of the transaction, Exor and Covéa will continue their reinsurance cooperation, with Exor acquiring from Covéa interests in special purpose reinsurance vehicles managed by PartnerRe for approximately $725 million. These vehicles will invest in property catastrophe and other short-tail reinsurance contracts underwritten by PartnerRe. Covéa, Exor and PartnerRe will also continue to invest jointly in Exor-managed funds with reinforced alignment of interests.

❖ SUBSEQUENT EVENTS

Dividends and distribution of reserves expected to be received in the year 2022

The dividends and distributions of reserves already received or proposed by the board of directors of some subsidiaries are as follows:

		Dividends	
Investee company	Number of shares	Per share (€)	Total (€ million)
Ferrari N.V.	44,435,280	1.362	61
Stellantis N.V.	449,410,092	1.04	467
CNH Industrial N.V.	366,927,900	0.28	103
Exor's share of dividends			**631**

Demerger between CNH Industrial and Iveco Group

Effective 1 January 2022 the Commercial and Specialty Vehicles, Powertrain and related Financial Services businesses were separated from CNH Industrial. Iveco Group became a public listed company independent from CNH Industrial and, from 3 January 2022, its common shares are traded on Euronext Milan. Each holder of common shares in the share capital of CNH Industrial received one common share of Iveco Group for every five CNH Industrial common shares held. Exor, which continues to be the shareholder of reference in both entities following completion of the spin-off process, holding 366,927,900 common shares in CNH Industrial, received 73,385,580 Iveco Group common shares (a 27.06% stake) and the same number of special voting shares. As the demerger is a "business combination involving entities or businesses under common control", it is outside the scope of application of IFRS 3 – Business Combinations and IFRIC 17 – Distributions of Non-cash Assets to Owners. Accordingly, in Exor's 2022 Consolidated Financial Statements, the opening position at 1 January 2022 for items in the statement of financial position (relative to CNH Industrial post-demerger and Iveco Group), will be equivalent to the carrying amounts of CNH Industrial pre-demerger at 31 December 2021.

Cash consideration for the sale of PartnerRe to Covéa increased by $328 million

The agreed cash consideration of $9.0 billion to be paid by Covéa at closing of the transaction was based on a consolidated common shareholders' equity value of $7.0 billion. Based on PartnerRe's common shareholders' equity at 31 December 2021, the agreed cash consideration will be adjusted, as per the agreed terms, to include additional proceeds for around $328 million (of which $150 million to be paid by Covéa and $178 million to be paid by PartnerRe as a special dividend).

Settlement with the Italian Tax Authorities

On 18 February 2022 EXOR N.V. settled with the Italian Tax Authorities ("Agenzia delle Entrate") a complex tax issue, specifically related to the exit tax due by the Italian registered company Exor S.p.A. that in December 2016 merged with its Dutch subsidiary Exor Holding N.V. to create today's Exor domiciled fiscally in the Netherlands.

Exor remains convinced that it acted in accordance with the rules; however, with the objective of avoiding the time and the costs of a major tax dispute, it agreed to enter into a settlement with the Agenzia delle Entrate and paid €746 million, of which €104 million represented by interest.

The effect of the settlement, which was paid in full on 18 February 2022, has been reflected in the company's 2021 accounts, to the extent applicable.

Exor buyback program

On 8 March 2022 Exor launched a share buyback program that will involve from time to time the repurchase of up to €500 million of ordinary shares by 2024 (the "Program"), in line with the disclosure made at the 2021 Investor Day. Exor started the repurchase of up to €100 million, as the first tranche of the Program, to be executed on Euronext Milan through a non-discretionary buyback agreement with a primary financial institution. The shares that are being repurchased will be cancelled.

The Program will be conducted in the framework of the resolution adopted by the Annual General Meeting of Shareholders ("AGM") held on 27 May 2021. The shares will be repurchased at a price not higher than 10% above the reference price recorded on the day before each transaction is made.

The repurchases will be carried out in compliance with applicable rules and regulations, including the Market Abuse Regulation 596/2014 and the Commission Delegated Regulation (EU) 2016/1052.

Conflict between Russia and Ukraine

The conflict between Russia and Ukraine is causing a severe humanitarian crisis involving millions of people. Exor expresses solidarity with all who are and will be suffering the consequences.

In response to these events the EU, the United States and the United Kingdom, among other countries, imposed sanctions against certain Russian individuals and entities. Potential effects at a global scale include supply chain disruptions, rises in commodity prices, inflationary pressures and volatility in the capital markets.

Exor's subsidiaries have conducted business in jurisdictions that may be subject to trade or economic sanctions and such sanctions could be expanded. Exor and its subsidiaries will continue to comply with and implement sanction regimes or other similar laws or regulations.

Exor acknowledges the high uncertainty regarding the duration, outcome and long-lasting consequences of the conflict. The overall effect of these factors on Exor's business cannot be estimated with a sufficient degree of confidence, and Exor will continue to monitor closely the developments.

❖ PERFORMANCE OF PRINCIPAL COMPANIES

Exor 2021 Annual Report, which will be available at the head office of the company and on the website www.exor.com in the time frame established by law, includes comments on the performance of all the principal companies.

❖ 2022 OUTLOOK

EXOR N.V. does not prepare budgets or business plans, nor does it publish forecast data or data on the basis of which it is possible to calculate forecast data.

Certain Exor operating companies (Ferrari, Stellantis and CNH Industrial) publish forecast data on their performance, while other operating companies (PartnerRe and Juventus Football Club) publish information on the foreseeable outlook. Additional information is provided under "Review of performance of the main operating companies" in the Board Report.

The forecast data and information of the above mentioned operating companies are drawn up autonomously and communicated by the respective companies and are not homogeneous. Quantitative forecast disclosures prepared by these operating companies and the type of information provided, as well as the underlying assumptions and calculation methods vary according to the accounting principles applicable to each subsidiary and the conventional application practices in the respective sector of reference.

EXOR N.V. in fact, is a holding company without a specific business of reference, head of a diversified and non-integrated group that operates in different segments and does not exercise direction and coordination activities over its companies, which operate in a completely independent manner.

EXOR N.V. deems that the forecasted data and information of the companies are not significant or suitable for the purposes of providing indications about the prospective economic trend of EXOR N.V.'s operations, nor represent a forecast or estimate of the company's results. Therefore, in assessing EXOR N.V.'s future prospects it is not possible to rely on the data and prospective information published by the aforesaid operating companies.

The 2021 Annual Report will be audited by the company's audit firm which will issue its report in the timeframe established by law.

Exor

BREAKDOWN OF NET ASSET VALUE (NAV)

€ million	Ownership % at 31/12/2021	Valuation methodology[a]	31/12/2021	31/12/2020	Change vs. 31 December 2020	
					Amount	%
Companies			**34,314**	26,941	7,373	27.4%
Ferrari	22.9%	Official market price	10,109	8,383	1,726	20.6%
PartnerRe[b]	100.0%	Fair value	8,109	6,723	1,386	20.6%
Stellantis	14.4%	Official market price	7,499	—	7,499	n.a.
FCA	—	Official market price	—	6,588	(6,588)	n.a.
CNH Industrial	26.9%	Official market price	6,300	3,789	2,511	66.3%
Juventus	63.8%	Official market price	556	691	(135)	(19.5)%
Other companies[c]		Fair value	1,741	767	974	127.0%
Investments			**848**	397	451	113.6%
Seeds		Fair value	489	114	375	328.9%
Public funds[d]		Fair value	337	283	54	19.1%
Alliances		Fair value	22	—	22	n.a.
Other assets[e]		Fair value	**152**	74	78	105.4%
Cash and cash equivalents and listed securities			**738**	575	163	28.3%
Cash and cash equivalents			283	492	(209)	(42.5%)
Listed Securities[f]		Official market price	355	10	345	n.m.
Financial assets[g]		Official market price	100	73	27	37.0%
Treasury stock[h]			**95**	164	(69)	(42.1%)
Gross Asset Value			**36,147**	28,151	7,996	28.4%
Gross Debt			**(4,307)**	(4,110)	(197)	4.8%
Other liabilities[i]			**(771)**	—	(771)	n.a.
Net Asset Value (NAV)			**31,069**	24,041	7,028	29.2%
NAV per Share in Euro[j]			**132.41**	102.08	30.33	29.7%

(a) Listed equity investments and other securities are valued at official market prices; unlisted equity investments are valued at fair value, which can be either (i) determined annually by an independent expert, (ii) based on a recent round or arms-length transaction or (iii) at cost if the investment has been completed recently.

(b) At 31 December 2021 the fair value is aligned with the price under the terms of the definitive agreement signed with Covéa on 16 December 2021, equal to $9 billion plus a price adjustment of around $328 million. At 31 December 2020 the fair value was determined by an independent expert.

(c) Other companies at 31 December 2021 include Christian Louboutin (€541 million), Via Transportation (€449 million), The Economist (€364 million), GEDI (€202 million), Welltec (€101 million) and SHANG XIA (€84 million). Other companies at 31 December 2020 included The Economist (€280 million), GEDI (€207 million), Via Transportation (€163 million), Shang Xia (€78 million) and Welltec (€39 million).

(d) Until 31 December 2021, public funds were classified in the net financial position under the item financial assets. At 31 December 2021, following a management reassessment of these investments, they have been reclassified outside the net financial position. The previous year has been restated accordingly.

(e) Other assets include minor investments and receivables among others.

(f) Listed securities at 31 December 2021 include Faurecia (€320 million) among others.

(g) Includes investment-grade and high-yield bonds purchased by Exor.

(h) At 31 December 2021 treasury stock includes shares held in treasury at the service of stock option plans, valued at the option strike price if less than market price. At 31 December 2020 it included also 870,748 shares not allocated to stock option plans. Shares bought back in the context of the 2018-2020 program are not included.

(i) Mainly related to the Tax claim settled on 18 February 2022.

(j) Based on 234,645,891 shares at 31 December 2021 and 235,516,639 shares at 31 December 2020.

GROSS ASSET VALUE (GAV) COMPOSITION

The following chart illustrates the GAV composition at 31 December 2021 (€36,147 million), compared to 31 December 2020 (€28,151 million).

31 December 2021


Ferrari, 28.0%
PartnerRe, 22.4%
Stellantis 20.7%
CNHI, 17.4%
Juventus, 1.5%
Other companies, 4.8%
Investments, 2.3%
Other assets, 0.6%
Cash and cash equivalents, listed securities and treasury stock, 2.3%

31 December 2020


Ferrari, 29.8%
PartnerRe, 23.9%
FCA, 23.4%
CNHI, 13.5%
Juventus, 2.5%
Other companies, 2.7%
Investments, 1.4%
Other assets, 0.2%
Cash and cash equivalents, listed securities and treasury stock, 2.6%

EXOR GROUP – CONSOLIDATED FINANCIAL STATEMENTS – SHORTENED (*)

(*) Prepared by consolidating on a line-by-line basis the company financial statements of Exor and the subsidiaries of the "Holdings System" and using the equity method, on the basis of the consolidated or company financial statements, to account for the other operating subsidiaries and associates.

Consolidated Income Statement – Shortened

€ million	2021	2020	Change
Profit (loss) from investments in subsidiaries and associates:			
Share of the profit (loss)	**3,088**	79	3,009
Other (losses) gains[(a)]	**—**	(31)	31
Dividends received	**1,592**	94	1,498
Dividends eliminated[(b)]	**(1,592)**	(94)	(1,498)
Profit (loss) from investments in subsidiaries and associates	**3,088**	48	3,040
Profit (loss) from investments at FVTOCI	**8**	—	8
Net financial (expenses) income:			
Profit (loss) from cash, cash equivalents and financial assets	**60**	6	54
Cost of debt[(c)]	**(124)**	(104)	(20)
Exchange (losses) gains, net	**7**	(7)	14
Net financial (expenses) income	**(57)**	(105)	48
Net recurring general expenses	**(19)**	(19)	—
Net non - recurring other income (expenses)	**(514)**	50	(564)
Income taxes and other taxes and duties	**(789)**	(4)	(785)
Profit (loss) attributable to owners of the parent	1,717	(30)	1,747

(a) Year 2020 included the impairment recognized on the goodwill of Welltec (-€49 million) and the badwill recognized on the acquisition of GEDI (+€18 million).

(b) Dividends from investments in subsidiaries and associates which are included in the share of the profit (loss) from investments in subsidiaries and associates are eliminated in the consolidation process.

(c) Includes the one-off losses on partial bond cancellation (€21 million).

Consolidated Statement of Financial Position – Shortened

€ million	31/12/2021	31/12/2020	Change
Investments in subsidiaries and associates	**20,159**	16,099	4,060
Investments at FVTOCI	**853**	191	662
Investments at FVTPL[(a)]	**350**	—	350
Other asset (liabilities), net	**(679)**	51	(730)
Invested capital	20,683	16,341	4,342
Issued capital and reserves attributable to owners of the parent	**16,759**	13,090	3,669
Cash, cash equivalents and financial assets	**(383)**	(859)	476
Gross debt	**4,307**	4,110	197
Equity and net financial position	20,683	16,341	4,342

(a) At 31 December 2021, the item includes the fair value of financial assets managed by Exor Capital LLP mainly through a Luxembourg SICAV Fund. At 31 December 2020, the item was included in cash, cash equivalents and financial assets.

Share of the profit (loss) of investments accounted for by the equity method

	Result[a]		Exor's share[b]		
€ million	2021	2020	2021	2020	Change
Ferrari	831	608	**201**	146	55
PartnerRe	587	177	**580**	181	399
Stellantis[c]	14,200	—	**1,905**	—	1,905
FCA[d]	29	29	**8**	8	—
CNH Industrial[e]	1,471	(656)	**398**	(176)	574
Juventus Football Club[f]	(215)	(153)	**(137)**	(98)	(39)
Christian Louboutin[g]	90	—	**22**	—	22
Exor Seeds[h]	184	5	**111**	19	92
The Economist Group[i]	26	30	**11**	13	(2)
GEDI Gruppo Editoriale[j]	(35)	(13)	**(31)**	(11)	(20)
Other[k]	—	—	**20**	(3)	23
Share of the profit (loss) of investments in subsidiaries and associates			**3,088**	79	3,009

(a) Results attributable to owners of the parent. Results reported in foreign currencies have been converted into Euro at the average exchange rate of the year.
(b) Including consolidation adjustments.
(c) The result refers to the period 17 January - 31 December 2021.
(d) The result of the year 2021 refers to the period 1 January 2021 - 16 January 2021, before the merger with PSA occurred in 2021. The result of the year 2020 included impairment losses following the assessment of certain assets as a consequence of the COVID-19 pandemic for €1,447 million (total Exor's share €413 million): in particular €549 million for deferred tax assets, €898 million for impairment charges of tangible and intangible assets.
(e) The result of the year 2020 includes impairment losses following the assessment of certain assets as a consequence of the COVID-19 pandemic for €1,029 million (total Exor's share €279 million): in particular €504 million for goodwill impairment loss, €272 million for impairment charges of other assets and €253 million for asset optimization charges.
(f) The result refers to the accounting data prepared for consolidation in Exor for the period 1 January – 31 December.
(g) The result refers to the period 1 May 2021 to 31 December 2021.
(h) The result is due to the evaluation at FVTPL of the underlying investment.
(i) The result refers to the period 1 October – 30 September.
(j) In the year 2020 the result referred to the period 1 May - 31 December, as Exor acquired control on 30 April 2020.
(k) Mainly includes the share of the results of Welltec, Exor Capital LLP and Shang Xia.

Consolidated Net Financial Position of the "Holdings System"

€ million	31/12/2021	31/12/2020	Change
Financial assets	100	367	(267)
Cash and cash equivalents	283	492	(209)
Cash, cash equivalents and financial assets	383	859	(476)
Exor bonds	(4,069)	(3,855)	(214)
Bank debt	(150)	—	(150)
Commercial paper	—	(160)	160
Other financial liabilities	(88)	(95)	7
Gross debt	(4,307)	(4,110)	(197)
Net financial position of the Holdings System	(3,924)	(3,251)	(673)